EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) is effective as of the 5th of June, 2026 by and between Emerald Mutual Fund Advisers Trust (the “Adviser”), a Delaware statutory trust and The RBB Fund, Inc., a Maryland corporation (the “Company”), on behalf of its series listed on Appendix A hereto (each a “Fund,” together, the “Funds”).

WITNESSETH:

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end management investment company; and

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Company and the Adviser (the “Advisory Agreement”); and

WHEREAS, each Fund and its respective classes is responsible for, and has assumed the obligation for, payment of certain expenses that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Expenses (as such term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Company (on behalf of each Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1. Limit on Expenses. The Adviser hereby agrees to limit current Expenses of each class of the Funds to an annual rate, expressed as a percentage of each class’ respective average daily net assets, to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Expenses of a class of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund, on a monthly basis, the excess expense within thirty (30) calendar days of being notified that an excess expense payment is due. In the event that the board of directors (the “Board of Directors”) of the Company determines that an excess expense payment due date be other than thirty (30) calendar days, the Company will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date. In no case will an excess expense payment due date be less than fifteen (15) calendar days from the date the Adviser is notified of such excess expense.

2. Definition. For purposes of this Agreement, the term “Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Advisory Agreement, but does not include acquired fund fees and expenses, brokerage commissions, extraordinary items, interest or taxes.

3. Reimbursement of Fees and Expenses. The Company hereby agrees to reimburse the Adviser for any excess expense payments that are paid or absorbed by the Adviser pursuant to this Agreement set forth above ("Excess Expenses"), subject to the conditions set forth in this Section 3. Such reimbursement will be made as promptly as possible, and to the maximum extent permissible without causing the Expenses for any year to exceed the Annual Limit; provided, however, that such reimbursement for Excess Expenses shall be made only if payable within three years of the end of the fiscal year in which such Excess Expenses were incurred.

4. Term. This Agreement shall become effective on the date specified herein for an initial term run through December 31, 2027 and for consecutive one-year terms thereafter, subject to annual approval by the Board of Directors of the Company, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Directors of the Company, on behalf of the applicable Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser, other than at the end of the initial term or at the end of any consecutive one-year term by providing sixty (60) days’ written notice to the applicable Fund, without the consent of the Board of Directors of the Company, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to a Fund, if the Advisory Agreement is terminated with respect to such Fund, with such termination effective upon the effective date of the Advisory Agreement’s termination with respect to the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law in a manner not in conflict with the provisions of the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

THE RBB FUND, INC., on behalf of its series, listed on Appendix A hereto

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title:	Chief Financial Officer, Chief Operating Officer, and Secretary

Emerald Mutual Fund Advisers Trust

By:	/s/ Kenneth G. Mertz II
Name:	Kenneth G. Mertz II
Title:	President and Chief Investment Officer

APPENDIX A

Fund	Annual Limits	End Date of the Initial Term
Emerald Banking & Finance Evolution Fund – Class A Shares	1.84%	December 31, 2027
Emerald Banking & Finance Evolution Fund – Class C Shares	2.49%	December 31, 2027
Emerald Banking & Finance Evolution Fund – Institutional Class Shares	1.54%	December 31, 2027
Emerald Banking & Finance Evolution Fund – Investor Class Shares	1.89%	December 31, 2027
Emerald Growth Fund – Class A Shares	1.29%	December 31, 2027
Emerald Growth Fund – Class C Shares	1.94%	December 31, 2027
Emerald Growth Fund – Institutional Class Shares	0.99%	December 31, 2027
Emerald Growth Fund – Investor Class Shares	1.34%	December 31, 2027